September 26, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director, Office of Emerging Growth Companies

Re:	Radiologix, Inc.
File Number 0-23311
Form 10-K for the Year ended December 31, 2005
Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006

Dear Mr. Reynolds:

The following are Radiologix, Inc.’s (“Radiologix”) responses with respect to the comments included in the letter received from the Commission dated September 20, 2006 concerning Radiologix’s Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006. We are filing today amendments to the Form 10-K and Forms 10-Q.

Form 10-K for the Year Ended December 31, 2005. Commission comment is:

Item 9A. Internal Control and Procedures.

1.	This report does not disclose whether or not there were any changes in internal controls over financial reporting in the fourth quarter of 2005. See Item 308(c) of Regulation S-K. Please revise or advise.

Response:

We have amended our Form 10-K for the year ended December 31, 2005 by adding the following paragraph after the first paragraph under the heading “Changes to Internal Control over Financial Reporting” in “Item 9A. Control and Procedures”:

There has been no change in the Company’s internal control over financial reporting during the fourth quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forms 10-Q for the Quarters Ended March 31 and June 30, 2006

Comments 2. and 3. Item 4. Internal Controls and Procedures. Commission comments are:

2.	Please evaluate effectiveness of the disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K instead of “as of a date within 45 days of filing.” Please revise.

Response:

We have amended our Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006 by deleting the first paragraph under “Item 4. Controls and Procedures” and adding the following paragraph as the second paragraph:

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of [March 31, 2006/June 30, 2006]. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of [March 31, 2006/June 30, 2006].

3.	In the first paragraph of this section, please include the second sentence of Rule 13a-15(e), which sentence begins: “Disclosure controls and procedures include, without limitation… .” Further, please provide the required conclusions on these disclosure controls and procedures.

Response:

We have amended our Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006 by deleting the first paragraph under “Item 4. Controls and Procedures” and replacing it with the following two paragraphs:

The Company maintains disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) designed to ensure that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of [March 31, 2006/June 30, 2006]. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of [March 31, 2006/June 30, 2006].

* * * *

Radiologix further advises the staff that:

•	Radiologix is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Radiologix may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (214) 303-2717.

Respectfully submitted,

/s/ Michael N. Murdock
Michael N. Murdock
Senior Vice President and Chief Financial Officer

cc:	Susann Reilly, Attorney